Exhibit (4)(a)

SCHEDULED PURCHASE PAYMENT VARIABLE

DEFERRED ANNUITY CONTRACT

To the Contract Owner:

Please read your Contract carefully. This Contract is a legal contract between you and the Company. You, the Owner, have benefits and rights described in this Contract. The Annuitant is named in the Contract. We will make Income Payments beginning on the Annuity Commencement Date, if the Annuitant is still living on that date. If all Scheduled Installments are made under the terms of this Contract, we will provide a Guaranteed Minimum Income Payment.

THIS CONTRACT’S INCOME PAYMENTS, SURRENDER VALUES AND THE DEATH BENEFIT DEPEND ON THE CONTRACT VALUE. THE SCHEDULED INSTALLMENTS WILL BE ALLOCATED TO THE VARIABLE ACCOUNT ON THE MONTHLY DUE DATE. THE CONTRACT VALUE IN THE VARIABLE ACCOUNT IS BASED ON THE INVESTMENT EXPERIENCE OF THAT ACCOUNT, MAY INCREASE OR DECREASE DAILY AND IS NOT GUARANTEED AS TO DOLLAR AMOUNT. THE CONTRACT VALUE IN THE GUARANTEE ACCOUNT IS GUARANTEED BY THE COMPANY AS TO DOLLAR AMOUNT.

FIFTEEN DAY FREE LOOK: You may return this Contract to our Service Center or to your agent within 15 days after its delivery for a refund. The amount of the refund will equal the Contract Value (without reduction for any surrender charges) plus any amount deducted from the Purchase Payments and any rider Purchase Payments received. No withdrawals may be made during the free look period.

For GE Capital Life Assurance Company of New York

/s/ GEORGE R. ZIPPEL	/s/ DONITA M. KING

GEORGE R. ZIPPEL	DONITA M. KING
PRESIDENT	SECRETARY

•	Scheduled Purchase Payment Variable Deferred Annuity
•	Income Payments begin at Annuity Commencement Date
•	Non-Participating
•	Some benefits reflect investment results

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

[200 Old Country Road, Suite 240

Mineola, NY 11501]

FORM NY 1162 3/01

Contract Data
Owner:	[John Doe]
Joint Owner:	[Jane Doe]
Annuitant:	[John Doe]
[Male] [35] Age [Last] Birthday
Joint Annuitant:	[Jane Doe]
[Female] [35] Age [Last] Birthday

Contract Number:	[000000000]
Contract Date:	[March 1, 2003]
Annuity Commencement Date:	[March 1, 2033]

Guaranteed Minimum Income Payment:	[$4,761.00 Monthly]
Scheduled Installment:	[$1,000.00 Monthly]

Purchase Payments Due Monthly:
Scheduled Purchase Payment:	[$1,000.00 Monthly]
Rider Purchase Payments:
[50%] Coverage for [John Doe]
Disability Rider	[$3.60 Monthly ($3.60 per $100)]
Unemployment Rider	[$2.88 Monthly ($2.88 per $100)]
Life Rider	[$2.84 Monthly ($2.84 per $100)]
[50%] Coverage for [Jane Doe]
Disability Rider	[$3.60 Monthly ($3.60 per $100)]
Unemployment Rider	[$2.88 Monthly ($2.88 per $100)]
Life Rider	[$2.09 Monthly ($2.09 per $100)]
Purchase Payments Due Monthly *	[$217.89]

  *     This amount includes a $10 fee for Optional Direct Monthly Billing, if applicable

Minimum Withdrawal Amount:	$100.00
Interest Rates:
Missed Scheduled Purchase Payment:	6.00% Annually
Repayment of Withdrawal:	6.00% Annually

Contract Charges:
Premium Tax Rate:	0.00%
Asset Charge:	1. 50% Annually (.004141% Daily)

Administrative Service Fee:
Optional Direct Monthly Billing:	$10.00 per Payment

The smallest annual investment return on assets of the Variable Account required to maintain nondecreasing Annual Variable Annuity Benefits is 5.08% for payments with an Assumed Interest Rate of 3.5%.

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Contract Number: [000000000]

Investment Options

Variable Account:	[GE Life & Annuity Separate Account II]

Subaccount	Is Invested In

[GE INVESTMENTS FUNDS, INC.]
[GEI Total Return Fund	Total Return Fund]

Guarantee Account

Minimum Guaranteed Interest Rate:	3%
Current Guaranteed Interest Rate:	[3%]

Consult your prospectus for more information.

NY1162DP                                                                                                                                               EFFECTIVE [03/01/02]

Contract Number: [000000000]

Table of Surrender Charges For The Subaccount and Guarantee Account

Contract Year In Which Surrender or Withdrawal Made	Surrender Charge Percentage
1	9
2	8
3	7
4	6
5	5
6	4
7	3
8	2
9 and thereafter	1

Surrender charges will continue until the Annuity Commencement Date.

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TABLE OF CONTENTS

Contract Data Pages	3
Definitions	4
Owner, Annuitant and Beneficiary Provisions	6
Purchase Payments	7
Contract Value	9
Guarantee Account	11
Variable Account	11
Transfers	14
Monthly Income Benefit	14
Death Benefit Provisions	17
General Information	19
Optional Payment Plans	20
Copies of any application, riders and endorsements follow page 22.

DEFINITIONS

ACCUMULATION UNIT - The unit of measure used in calculating the value in the Variable Account prior to the Annuity Commencement Date.

ADJUSTMENT ACCOUNT - The account that is established when a monthly income benefit is calculated on the Annuity Commencement Date.

ANNUAL VARIABLE ANNUITY BENEFIT - The annual calculated variable annuity benefit of Annuity Units times Annuity Unit value on the day each Annuity Year starts.

ANNUITANT / JOINT ANNUITANT - The person(s) named on the Contract data pages whose age and, where appropriate, gender are used in determining the amount of the monthly income benefits.

ANNUITY COMMENCEMENT DATE - The date stated on the Contract data pages on which Income Payments are scheduled to commence, if the Annuitant(s) is living on that date. This date cannot be changed after issue.

ANNUITY COMMENCEMENT DATE ANNIVERSARY - The same day in each Annuity Year as the Annuity Commencement Date.

ANNUITY COMMENCEMENT VALUE - The Contract Value as of the Annuity Commencement Date.

ANNUITY UNIT - Your number of Annuity Units are determined on the Annuity Commencement Date or when a variable income option is chosen. The Annuity Unit is used in determining the amount of each Income Payment in the second and each subsequent Annuity Year.

ANNUITY YEAR - A one year period of time beginning on the Annuity Commencement Date or an Annuity Commencement Date Anniversary.

ASSUMED INTEREST RATE - The interest rate used in calculating any variable Income Payment amount.

CALCULATED LEVEL MONTHLY BENEFIT - One-twelfth of the Annual Variable Annuity Benefit plus level interest over a 12 month period.

THE COMPANY - GE Capital Life Assurance Company of New York. “We”, “us” or “our” refers to the Company.

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CONTRACT — This Contract with any attached application and any riders and endorsements.

CONTRACT ANNIVERSARY — The same day in each Contract Year as the Contract Date.

CONTRACT DATE — The date the Contract is issued and becomes effective. The Contract Date is shown on the Contract data pages.

CONTRACT VALUE — The sum of the values in each Investment Option.

CONTRACT YEAR — A one year period of time beginning on the Contract Date or a Contract Anniversary.

DEATH BENEFIT — The benefit provided under the Contract upon the death of any Owner (or any Annuitant, if any Owner is a non-natural person) prior to the Annuity Commencement Date.

DESIGNATED BENEFICIARY — The person(s) designated in the Contract to whom we pay a Death Benefit when one becomes payable.

FUND — Any open-end management investment company or unit investment trust in which the Subaccount invests.

FUNDING ANNUITY — The deferred annuity Contract issued and agreed upon by GE Capital Life Assurance Company of New York as indicated on the Contract data page.

GENERAL ACCOUNT — The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

GUARANTEE ACCOUNT — An account established for this class of contracts that holds amounts in our General Account.

GUARANTEED MINIMUM INCOME PAYMENT — The guaranteed amount of each Monthly Income Payment as of the Annuity Commencement Date if all Scheduled Installments have been made to the Subaccount by the due dates in accordance with the terms of the Contract. This amount is shown on the Contract data pages. Any Guaranteed Minimum Income Payment that is in effect as of the Annuity Commencement Date will remain in effect during the period that Income Payments are made.

HOME OFFICE — The Company’s offices at [200 Old Country Road, Suite 240, Mineola, New York 11501].

INCOME PAYMENT — One of a series of payments made under either the monthly income benefit or one of the Optional Payment Plans.

INVESTMENT OPTIONS — The Guarantee Account, the Subaccount and any account we may offer by rider.

MONTHLY DUE DATE — The date each month on which we transfer your Scheduled Installment into the Subaccount. This date is the same day in each month as the Contract Date.

MONTHLY INCOME PAYMENT — The Income Payments made by us to the Payee after the Annuity Commencement Date. The amount of a Monthly Income Payment remains constant throughout an Annuity Year, but may increase or decrease from Annuity Year to Annuity Year.

OPTIONAL PAYMENT PLAN — A plan whereby, prior to the Annuity Commencement Date, any part of a Death Benefit or Contract Value can be used to provide Income Payments to a Payee.

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OWNER / JOINT OWNERS — The person(s) or non-natural person entitled to receive Income Payments, based on the Annuitant(s)’s life, after the Annuity Commencement Date. The Owner or Joint Owners are also entitled to the ownership rights stated in the Contract during the lifetime of the Annuitant(s) and are shown on the Contract data pages and in any application. “You” or “your” refers to the Owner or Joint Owners.

PAYEE — The person or non-natural person who receives Income Payments.

PURCHASE PAYMENT — A payment in United States currency received by the Company and applied to this Contract.

SCHEDULED INSTALLMENT — The required amount that is transferred from the Guarantee Account and/or paid directly to the Subaccount as of each Monthly Due Date in order to keep your Guaranteed Minimum Income Payment in effect.

SCHEDULED PURCHASE PAYMENT — The monthly Purchase Payment required to complete the funding of the Scheduled Installment on a monthly basis. This amount is shown on the Contract data pages.

SERVICE CENTER — Our Service Center at [6610 West Broad Street, Richmond, Virginia 23230].

SETTLEMENT AGE — The Annuitant(s)’s or Payee’s age last birthday as of the date Income Payments begin, minus an age adjustment from the Maximum Age Adjustment table.

SUBACCOUNT — The Subaccount of the Variable Account, the assets of which are invested exclusively in the Fund shown on the Contract data pages.

SURRENDER VALUE — The Contract Value as of the Valuation Day we receive your written request for surrender in our Service Center less any premium tax and any applicable surrender charge.

VALUATION DAY — For the Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount’s corresponding Fund does not value its shares.

VALUATION PERIOD — The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT — The segregated asset account of the Company as shown on the Contract data pages.

OWNER, ANNUITANT AND BENEFICIARY PROVISIONS

The Owner

You have rights while this Contract is in effect. These rights are subject to the rights of any irrevocable beneficiary and any assignee under an assignment filed with us.

You may name a Joint Owner who must also be a Joint Annuitant. We must approve the addition of a Joint Owner after issue. Joint Owners own the Contract equally with the right of survivorship. Right of survivorship means that if a Joint Owner dies, his or her interest in the Contract will pass to the surviving Joint Owner. Joint Owners may exercise rights on behalf of the other except for ownership changes. Disposition of the Contract upon the death of an Owner is subject to the Death Benefit Provisions.

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The Annuitant

Except for non-natural Owners, you must be an Annuitant. You may name a Joint Annuitant if the Joint Annuitant is your spouse and is also named primary beneficiary. The Annuitant(s) cannot be changed without our consent. If there is a non-natural Owner, the Annuitant(s) cannot be changed and a Joint Annuitant cannot be added or removed.

The Beneficiary

The primary beneficiary and any contingent beneficiary can be named in any application for this Contract or by sending a written request to our Service Center. You may name more than one primary or contingent beneficiary. If you do, any Death Benefit will be paid in equal shares to the survivors in the appropriate beneficiary class, unless you request otherwise.

Changing the Beneficiary or Non-Natural Owner

During the Annuitant(s)’s life, you can change any non-natural Owner to another non-natural Owner. Also, during the Annuitant(s)’s life, you can change any beneficiary except an irrevocable beneficiary. A person named irrevocably may be changed only with that person’s written consent. To make a change, send a written request to our Service Center. The request and the change must be in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any transaction we make before we receive the change.

Using the Contract as Collateral for a Loan

This Contract may be assigned as collateral security for a loan. We must be notified in writing if you assign the Contract. Any payment we make before we record the assignment at our Service Center will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment. Additional benefits added by any rider may or may not be available for assignment.

Trustee

If a trustee is named as the Owner or beneficiary of this Contract and subsequently claims benefits hereunder, we will have no obligation to verify that a trust is in effect. We will have no obligation to verify that the trustee is acting within the scope of his/her authority. Payment of Contract benefits to the trustee will release us from all obligations under the Contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

PURCHASE PAYMENTS

The initial Purchase Payment is due as of the Contract Date. The Contract provides for Scheduled Purchase Payments. Scheduled Purchase Payments are used to fund all or part of the Scheduled Installments that are required in order to maintain your right to the Guaranteed Minimum Income Payment and therefore must be paid by their Monthly Due Date.

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Scheduled Installments

Before the Annuity Commencement Date, all monthly Scheduled Installments must be made into the Subaccount in order for you to keep your Guaranteed Minimum Income Payment. Each Scheduled Installment is due on the Monthly Due Date. We will allow a 30-day grace period for the payment of each Scheduled Installment. This grace period will begin on the day after the Monthly Due Date. If the Scheduled Installment is not received by the end of the grace period, your Guaranteed Minimum Income Payment will no longer apply. We will notify you of the amount that is required to reinstate your Guaranteed Minimum Income Payment.

Scheduled Installments may be made to the Subaccount in one of the following ways:

(1)	Transfer amounts sufficient to cover the Scheduled Installment from the Guarantee Account;

(2)	Pay amounts due directly; or

(3)	Pay a portion of the Scheduled Installment with any combination of methods 1 and 2.

You may pay a missed Scheduled Installment, or any portion thereof, within one year of its Monthly Due Date but not later than the Annuity Commencement Date. You will also owe interest at the rate, as shown on the Contract data pages, on the missed portion of the Scheduled Installment and any monthly billing fee on the missed Scheduled Installment. Interest will accrue from the date of the end of the grace period for the missed portion of the Scheduled Installment until the date of the next Monthly Due Date following the receipt of the payment. We will notify you of the exact amount you owe. The amount will include the missed portion of the Scheduled Installment, any monthly billing fee and the interest due.

Any payment you make will be applied to pay the most recently missed Scheduled Installment. The amount you pay us for the missed portion of the Scheduled Installment will be allocated to the Subaccount as of the date that we receive your payment. Your payment will be applied in the following order: (1) missed portion of the Scheduled Installment (2) any rider Purchase Payments (3) any applicable monthly billing fees and (4) interest. When you have paid us all missed Scheduled Installments, all interest that is owed and all monthly billing fees, your Guaranteed Minimum Income Payment will be reinstated. The Guaranteed Minimum Income Payment is forfeited and cannot be reinstated if:

•	More than 24 Scheduled Installments are paid outside of the grace period over the life of your Contract; or

•	A Scheduled Installment, interest that is charged on it and any monthly billing fee are not paid within one year from the Scheduled Installment’s Monthly Due Date.

Scheduled Purchase Payments

A Scheduled Purchase Payment received on or after its Monthly Due Date will be allocated to the Subaccount as of the date that we receive the payment.

A Scheduled Purchase Payment paid in advance of the due date will be allocated to the Guarantee Account. The value of amounts allocated to the Guarantee Account may not be greater that 13 Scheduled Installments. An amount equal to the Scheduled Installment will be transferred to the Subaccount as of the Monthly Due Date. If there is not enough value in the Guarantee Account to transfer this amount, we will transfer the available value in the Guarantee Account to the Subaccount. The grace period will begin for the missed portion of the Scheduled Installment.

Should this Contract be used for the Cross Funding Program, subject to our agreement, you may take withdrawals from a Funding Annuity and allocate amounts to the Subaccount to fund your Scheduled Installments. We reserve the right to limit the amount that may be allocated to the Subaccount and the Guarantee Account. Withdrawals from the Funding Annuity may not be allocated to the Guarantee Account without prior Home Office approval.

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Where to Send Purchase Payments

Send each Purchase Payment to our Service Center. Make any checks payable to GE Capital Life Assurance Company of New York.

CONTRACT VALUE

The Contract Value is equal to the sum of the values in each of the Investment Options. As of the Contract Date, the Contract Value equals the initial Purchase Payment.

Variable Account Value

At the end of each Valuation Period after the Contract Date, the value in the Subaccount is (a) plus (b) plus (c) minus (d) minus (e), where:

(a)	is the value in the Subaccount at the end of the preceding Valuation Period, multiplied by the Subaccount’s net investment factor for the current Valuation Period;

(b)	is Scheduled Installments, or any portion thereof, allocated to the Subaccount during the current Valuation Period;

(c)	is any other amounts transferred into the Subaccount during the current Valuation Period;

(d)	is any withdrawal made from the Subaccount during the current Valuation Period; and

(e)	is any premium tax deductions.

Guarantee Account Value

The value in the Guarantee Account is (a) plus (b) minus (c) minus (d), where:

(a)	is the sum of all amounts allocated to it;

(b)	is any interest credited on those amounts;

(c)	is any amount removed by transfer or surrender; and

(d)	is any amount deducted from it for charges made under the Contract.

Deductions from the value for any charges that may apply are made first from the value in the Guarantee Account. Any remaining charge will be deducted from the value in the Subaccount. Any deduction will not reduce the Surrender Value below any minimum value that might be required by New York.

Monthly Billing Fee

We charge for each monthly billing of a Scheduled Purchase Payment. The fee is shown on the Contract data pages. There is no fee for electronic fund transfers of the Scheduled Purchase Payment.

Asset Charge

An asset-based charge is deducted from the Subaccount. The charge is assessed on a daily basis and reduces the value of Accumulation Units and Annuity Units. This charge is equal, on an annual basis, to a percentage, shown on the Contract data pages, of the average daily net assets of the Subaccount. This charge compensates us for assuming the mortality and expense risk under this Contract as well as the expenses we incur in the establishment and maintenance of this Contract.

Surrender

You may surrender this Contract by sending the Contract and a written request to our Service Center. We must receive the request before the Annuity Commencement Date. The amount payable is the Surrender Value as of the Valuation Day we receive the request.

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Withdrawal

You may make a withdrawal from the Contract at any time prior to your Annuity Commencement Date. The minimum withdrawal amount is shown on the Contract data pages. The amount payable will be the amount of the withdrawal less any surrender charge and any premium tax as of the date we receive your request.

Unless you instruct us otherwise, withdrawals, including any surrender charges if applicable, will be taken first from the Guarantee Account, then from the Subaccount. Upon taking a withdrawal from the Subaccount, the Guaranteed Minimum Income Payment is no longer in effect. If you repay each withdrawal from the Subaccount with interest, the Guaranteed Minimum Income Payment will be reinstated.

Withdrawals from the Subaccount may be repaid within one year with interest at a rate, as shown on the Contract data pages, from the date of withdrawal to the Monthly Due Date following the date of the repayment. Repayment cannot be made later than the Annuity Commencement Date. The repayment of the withdrawal must include any premium tax assessed on the withdrawal. Repayments of withdrawals, net of interest, are allocated to the Subaccount. We keep the interest charges. Repayments are applied as of the date we receive them. If multiple withdrawals are taken, repayments will be applied to the most recent withdrawal first. Upon repayment of any withdrawal from the Subaccount, we will reimburse you any surrender charges assessed on the withdrawal. Any amounts reimbursed will be applied to the Subaccount.

Surrender Charge on the Subaccount and Guarantee Account

Prior to the Annuity Commencement Date, all or part of the amount withdrawn or surrendered may be subject to a surrender charge. The surrender charge is a percentage of Scheduled Installments made to date and not previously withdrawn. The surrender charge is calculated as if the entire withdrawal from the Subaccount and Guarantee Account was from Scheduled Installments made to date and not previously withdrawn. The applicable percentage is shown in the Table of Surrender Charges for the Subaccount and Guarantee Account on the Contract data pages.

Prior to the Annuity Commencement Date, you may forfeit your Guaranteed Minimum Income Payment and surrender your Contract for its Surrender Value. If you decide to leave your Surrender Value with us under an Optional Payment Plan, there will be no surrender charge if you choose one of the following Optional Payment Plans:

•	Plan 1; and

•	Plan 2;

Postponement of Payments

We will make payment within 7 days from the date of receipt of a request in good order for a withdrawal or surrender. We will make payment within 7 days from the receipt of due proof of death for a lump sum claim settlement. We may postpone these payments when:

•	the New York Stock Exchange is closed other than customary weekend and holiday closings; or

•	the SEC restricts trading on the New York Stock Exchange; or

•	the SEC permits postponement for the protection of Contract Owners; or

•	the SEC determines an emergency exists. Due to the emergency, disposal of securities or the determination of the values of net assets of the Variable Account is not reasonably practical.

We reserve the right to defer payment of any withdrawal or surrender from the Guarantee Account for up to 6 months. We will not defer payment if we are required by law to pay earlier. We will not defer payment if the amount is used to pay Purchase Payments on contracts with us.

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We have the right to defer payment which is derived from any amount recently paid to us by check or draft. We will make payment when we are satisfied the check or draft has been paid by the bank on which it is drawn.

GUARANTEE ACCOUNT

Amounts in the Guarantee Account earn interest at the minimum rate shown on the Contract data pages. The current guaranteed rate shown on the Contract data page will remain in effect for one year. Thereafter we will declare a new annual interest rate. You may make withdrawals from the Guarantee Account as described in this Contract. Any amount remaining in the Guarantee Account on the Annuity Commencement Date will be transferred to the Subaccount as of that date.

Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to our separate accounts. Subject to statutory authority, we have sole discretion over the investment of the assets of the General Account. Those assets may be chargeable with liabilities arising out of any business we may conduct.

Any Surrender Value or Death Benefit available under the Guarantee Account will not be less than required by the laws of New York.

VARIABLE ACCOUNT

The Variable Account supports the operation of this Contract and certain other variable annuity contracts we may offer. We will not allocate assets to the Variable Account to support the operation of any contracts that are not variable annuities.

We own the assets in the Variable Account. These assets are held separately from our other assets and are not part of our General Account.

The Variable Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940. The Variable Account is also subject to New York laws which regulate the operations of insurance companies incorporated in New York. The investment policies of the Variable Account will not be changed without the approval of the New York State Superintendent of Insurance. The Plan of Operations of the Variable Account is on file with the New York State Superintendent of Insurance.

Insulation of Assets

The Variable Account assets equal the reserves and other Contract liabilities supported by the Variable Account. The portion of these assets, not exceeding the reserves and other Contract liabilities with respect to the Variable Account, will not be charged with liabilities arising from any other business we conduct. We have the right to transfer to our General Account any assets of the Variable Account which are in excess of such reserves and other contract liabilities.

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Subaccount

The Subaccount’s income, gains and losses, whether or not realized, are credited to or charged against it. This is done without regard to other income, gains or losses of the Company or any other separate account or Subaccount.

The Subaccount under this Contract is shown on the Contract data pages. The Subaccount invests exclusively in shares of the Fund. Shares of the Fund are purchased and redeemed at their net asset value per share. Any amounts of income, dividends and gains distributed from the shares of the Fund are reinvested in additional shares of the Fund at its net asset value.

Changes to the Variable Account and the Subaccount

Where permitted by applicable law, we may:

•	create new separate accounts;

•	combine separate accounts, including the Variable Account;

•	transfer assets of the Variable Account to another separate account;

•	add new subaccounts to or remove the existing Subaccount from the Variable Account;

•	make the Subaccount (including new subaccounts) available to such classes of contracts as we may determine;

•	add new Funds or remove existing Funds;

•	substitute new Funds for any existing Fund whose shares are no longer available for investment;

•	substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Variable Account;

•	deregister the Variable Account under the Investment Company Act of 1940; and

•	operate the Variable Account under the direction of a committee or in any other form permitted by law.

In the event of any substitution or change to the Variable Account, we may make such changes in this and other contracts as may be necessary or appropriate to reflect the substitution or change.

Valuation of the Variable Account Assets

We will value the assets of the Variable Account each Valuation Day at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.

Accumulation Units

Amounts allocated to the Subaccount or amounts transferred to the Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount in the Subaccount by the value of the Accumulation Unit for the Subaccount for the Valuation Day on which any Scheduled Installment(s) or transferred amount is invested in the Subaccount. Amounts allocated to or amounts transferred to the Subaccount increase the number of Accumulation Units of the Subaccount.

The transactions which will reduce the number of Accumulation Units of the Subaccount are as follows:

(1) withdrawals;

(2) surrender of the Contract;

(3) payment of a Death Benefit;

(4) application of Contract Value to an income payment option; and

(5) applicable Contract charges.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive notice regarding the event.

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Accumulation Unit Value

The value of an Accumulation Unit for the Subaccount was set when the Subaccount was established. Thereafter, the value of an Accumulation Unit at the end of every Valuation Day is the value of the Accumulation Unit at the end of the previous Valuation Day multiplied by the net investment factor, as described below. On any Valuation Day, the value in the Subaccount is determined by multiplying the number of Accumulation Units in the Subaccount by the value of the Accumulation Unit for the Subaccount.

Annuity Units

The number of Annuity Units will be determined as of the Annuity Commencement Date. The number of Annuity Units for the Subaccount is (a) divided by (b), where:

(a)	is the first payment; and

(b)	is the Annuity Unit value as of the Annuity Commencement Date.

Annuity Unit Value

The Annuity Unit value of the Subaccount for any Valuation Period is equal to the Annuity Unit value for the preceding Valuation Period multiplied by the product of (a) and (b), where:

(a)	is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated; and

(b)	is an Assumed Interest Rate factor equal to .99990575 raised to a power equal to the number of days in the Valuation Period.

The Assumed Interest Rate factor in (b) is the daily equivalent of dividing by one plus the Assumed Interest Rate of 3.5%. If a plan with a different Assumed Interest Rate is used to determine the initial payment, a different Assumed Interest Rate factor will be used to determine subsequent payments.

Net Investment Factor

The net investment factor is used to measure the investment performance of the Subaccount. The net investment factor for the Subaccount for any Valuation Period is determined by (a) divided by (b), minus (c), where:

(a)	is the result of:

(1)	the value of the assets in the Subaccount at the end of the preceding Valuation Period; plus

(2)	the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

(3)	the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4)	any amount charged against the Variable Account for taxes. This includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Account; and

(b)	is the value of the assets in the Subaccount at the end of the preceding Valuation Period; and

(c)	is a factor for the Valuation Period representing the asset charge deducted from the Subaccount. The rate for this charge is shown on the Contract data pages.

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TRANSFERS

The only transfers allowed under this Contract are as follows:

(1)	Transfer all or a portion of a Scheduled Installment from the Guarantee Account to the Subaccount as of the Monthly Due Date;

(2)	Transfer any remaining value in the Guarantee Account to the Subaccount on the Annuity Commencement Date; and

(3)	Transfer an amount equal to the Annual Variable Annuity Benefit from the Subaccount to our General Account as of the day before an Annuity Year starts.

MONTHLY INCOME BENEFIT

As of the Annuity Commencement Date, we will start paying the Payee a monthly income if the Annuitant or a Joint Annuitant is alive. Income Payments are calculated annually the day each Annuity Year starts and are paid monthly over the next 12 months. Income Payments will not vary from month to month during an Annuity Year. This results in a Calculated Level Monthly Benefit that provides 12 equal monthly payments. If all of the conditions for keeping the Guaranteed Minimum Income Payment in effect have been satisfied prior to the Annuity Commencement Date, we will pay you a monthly amount at least equal to the Guaranteed Minimum Income Payment. For a single Annuitant, payments will be made automatically under a Life Income with 10 Years Certain plan unless you choose a Life Income plan with a certain period of 15, 20, 25, 30, 35, 40, 45 or 50 years. For Joint Annuitants, payment will be made automatically under a Joint Life and Survivor Income with 10 Years Certain plan unless you choose a Joint Life and Survivor Income plan with a certain period of 15, 20, 25, 30, 35, 40, 45, or 50 years.

Under the Life Income with 10 Years Certain plan, if the Annuitant lives longer than 10 years, payments will continue for his or her life. If the Annuitant dies before the end of 10 years, the payments will continue to any surviving Payee, or if there is no Payee to the Owner’s estate.

Under the Joint Life and Survivor Income plan, if any Annuitant lives longer than 10 years, payments will continue for the surviving Annuitant’s lifetime. If both Annuitants die before the end of 10 years, the payments will continue to any surviving Payee, or if there is no Payee to the Owner’s estate.

The initial Annual Variable Annuity Benefit under the applicable payment plan is calculated by multiplying (a) times (b), divided by (c) where:

(a)	is the annual payment rate per $1000, shown below for either the Life Income with Period Certain or the Joint Life and Survivor Income, using the gender(s) and Settlement Age(s) of the Annuitant(s) as of the Annuity Commencement Date;

(b)	is the Annuity Commencement Value less any applicable premium tax; and

(c)	is $1000.

The annuity benefits at the time of their commencement will not be less than those that would be provided by the application of an amount to purchase any single consideration immediate annuity contract offered by the Company at the time to the same class of annuitants. The annuity benefits will be based on the greater of the Surrender Value or 95% of what the Surrender Value would be if there were no surrender charges.

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Life Income with Period Certain Plan Table

Annual payment rates for each $1,000 of Annuity Commencement Value less any applicable premium tax.

	Male Annuitant			Female Annuitant
Settlement Age	10 Years Certain	15 Years Certain	20 Years Certain	10 Years Certain	15 Years Certain	20 Years Certain
20	$39.09	$39.05	$39.01	$38.25	$38.23	$38.20
25	40.15	40.10	40.05	39.15	39.12	39.09
30	41.47	41.41	41.33	40.26	40.23	40.18
35	43.14	43.05	42.90	41.66	41.61	41.53
40	45.27	45.10	44.84	43.42	43.33	43.21
45	47.93	47.63	47.19	45.65	45.50	45.28
50	51.25	50.75	50.02	48.49	48.23	47.83
51	52.01	51.45	50.64	49.14	48.85	48.40
52	52.81	52.19	51.28	49.83	49.51	49.00
53	53.65	52.96	51.94	50.56	50.19	49.62
54	54.53	53.76	52.62	51.33	50.91	50.27
55	55.46	54.60	53.32	52.14	51.66	50.94
56	56.45	55.48	54.03	52.99	52.45	51.64
57	57.48	56.38	54.76	53.88	53.28	52.36
58	58.57	57.33	55.50	54.83	54.15	53.10
59	59.72	58.31	56.25	55.83	55.05	53.86
60	60.93	59.32	57.00	56.89	56.00	54.65
61	62.21	60.37	57.76	58.01	57.00	55.45
62	63.55	61.45	58.52	59.19	58.03	56.27
63	64.96	62.56	59.28	60.44	59.11	57.09
64	66.44	63.69	60.02	61.76	60.23	57.92
65	67.98	64.84	60.74	63.15	61.39	58.76
66	69.59	66.01	61.45	64.63	62.58	59.58
67	71.26	67.19	62.13	66.18	63.82	60.40
68	72.99	68.36	62.78	67.83	65.08	61.20
69	74.78	69.54	63.40	69.56	66.37	61.97
70	76.63	70.70	63.97	71.38	67.68	62.70
71	78.52	71.84	64.51	73.29	68.99	63.40
72	80.46	72.96	65.00	75.28	70.31	64.04
73	82.44	74.04	65.45	77.36	71.61	64.63
74	84.45	75.08	65.85	79.51	72.88	65.17
75	86.48	76.07	66.21	81.73	74.11	65.65
76	88.52	77.01	66.53	84.01	75.28	66.06
77	90.56	77.88	66.80	86.32	76.39	66.43
78	92.59	78.70	67.04	88.65	77.42	66.74
79	94.58	79.44	67.24	90.99	78.37	67.00
80	96.53	80.11	67.41	93.30	79.22	67.22
81	98.42	80.72	67.54	95.56	79.99	67.40
82	100.24	81.25	67.66	97.74	80.66	67.55
83	101.97	81.72	67.75	99.83	81.25	67.67
84	103.60	82.14	67.82	101.79	81.76	67.76
85 & over	105.14	82.49	67.87	103.62	82.19	67.83

Values for ages not shown will be furnished upon request.

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Joint Life and Survivor Income Plan Table

Annual payment rates for each $1000 of Annuity Commencement Value less any applicable premium tax.

Male Settlement	Female Settlement Age
Age	35	40	45	50	55	60	65	70	75	80	85&over
35	$39.82	$40.50	$41.12	$41.64	$42.07	$42.41	$42.66	$42.85	$42.98	$43.06	$43.10
40	40.29	41.17	42.04	42.82	43.48	44.02	44.44	44.76	44.98	45.12	45.20
45	40.66	41.76	42.89	43.99	44.99	45.85	46.54	47.06	47.43	47.68	47.82
50	40.96	42.23	43.63	45.09	46.51	47.81	48.91	49.78	50.41	50.83	51.06
55	41.17	42.60	44.24	46.04	47.94	49.80	51.50	52.92	54.00	54.73	55.14
60	41.34	42.87	44.70	46.82	49.20	51.71	54.20	56.45	58.28	59.57	60.33
65	41.45	43.07	45.05	47.42	50.21	53.39	56.79	60.16	63.14	65.40	66.82
70	41.53	43.21	45.29	47.84	50.97	54.71	59.02	63.68	68.20	71.94	74.44
75	41.59	43.30	45.45	48.13	51.48	55.65	60.73	66.64	72.90	78.55	82.63
80	41.62	43.36	45.54	48.30	51.80	56.26	61.90	68.81	76.69	84.40	90.39
85&over	41.64	43.39	45.60	48.40	51.99	56.61	62.58	70.18	79.28	88.74	96.56

Figures for intermediate ages, for two males or two females will be furnished upon request.

Maximum Age Adjustment

The actual age adjustment may be less than the numbers shown.

Year Payments Begin		Maximum Age Adjustment
After	Prior To
—	2001	0
2000	2026	5
2025	2051	10
2050	—	15

The subsequent Annual Variable Annuity Benefits under the applicable payment plan are determined by means of Annuity Units. The amount of any subsequent Annual Variable Annuity Benefit may be greater or less than the initial payment. We guarantee that each subsequent payment will not be affected by variations in mortality experience from the mortality assumptions on which the first payment is based. The number of Annuity Units is determined by dividing the dollar amount of the initial Annual Variable Annuity Benefit by the Annuity Unit value as of the Annuity Commencement Date. Your number of Annuity Units under the Contract remains fixed. The dollar amount of each subsequent Annual Variable Annuity Benefit is determined by multiplying your number of Annuity Units by the Annuity Unit value as of the day each Annuity Year starts.

Each Monthly Income Payment equals the amount that would result from applying the Annual Variable Annuity Benefit to a 12 month certain single payment immediate annuity made available for this Contract. The interest rate will be declared by us. This results in a Calculated Level Monthly Benefit that provides 12 equal monthly payments.

Income Payments equal to the Calculated Level Monthly Benefit will be made monthly. They will remain constant for an Annuity Year. At the beginning of each subsequent Annuity Year after Income Payments begin, we will determine the amount of the monthly payment for that year.

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Income Benefits When Guaranteed Minimum Income Payment Is In Effect

The initial Monthly Income Payment is the greater of the Calculated Level Monthly Benefit and the Guaranteed Minimum Income Payment. An Adjustment Account is established on the Annuity Commencement Date. The value of the Adjustment Account will be the greater of (a) and (b), where:

(a)	is zero; and

(b)	is 12 times the Guaranteed Minimum Income Payment minus 12 times the initial Calculated Level Monthly Benefit.

The actual Monthly Income Payment in subsequent Annuity Years is the greater of (a) and (b), where:

(a)	is the subsequent Calculated Level Monthly Benefit minus any value in the Adjustment Account as of the date the last Monthly Income Payment was made divided by 12; and

(b)	is the Guaranteed Minimum Income Payment.

For Monthly Income Payments in subsequent Annuity Years, the value of the Adjustment Account will be the greater of (a) and (b), where:

(a)	is zero; and

(b)	is the value of the Adjustment Account as of the date that the last Monthly Income Payment was made, plus 12 times the actual subsequent Monthly Income Payment, minus 12 times the subsequent Calculated Level Monthly Benefit.

Income Benefit When Guaranteed Minimum Income Payment Is Not In Effect

If the Guaranteed Minimum Income Payment is not in effect, the Monthly Income Payment will be the Calculated Level Monthly Benefit.

Lump Sum Option

You may elect to receive the Annuity Commencement Value in a lump sum instead of receiving a monthly income. If we pay the Annuity Commencement Value in a lump sum, we will have no further obligation under the Contract.

Annuity Commencement Date

The Annuity Commencement Date is provided on the Contract data page. The Annuity Commencement Date cannot be a date later than the Contract anniversary on which the Annuitant, or younger of the Joint Annuitants, reaches age 90. You may commence annuity payments as early as 13 months after issue. If you do so then you will forfeit the Guaranteed Minimum Income Payment.

DEATH BENEFIT PROVISIONS

The Death Benefit When Death Occurs Before the Annuity Commencement Date

At the death of any Annuitant or any Owner, the Death Benefit is equal to the greater of (a) and (b), where:

(a)	is the sum of Purchase Payments received and not withdrawn; and

(b)	is the Contract Value as of the date of receipt of due proof of death.

Due proof of death must be provided within 90 days of the date of death. If due proof of death is not provided within 90 days of the date of death, the Death Benefit will equal the Contract Value as of the date of receipt of due proof of death. The Death Benefit payable after we receive due proof of death will include any required interest.

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Required Distributions

In certain circumstances, federal tax law requires that distributions be made under this Contract. Except as described below, a distribution is required at the first death of:

(a)	an Owner or Joint Owner; or

(b)	the Annuitant or Joint Annuitant if any Owner is a non-natural person.

The person or non-natural person first listed below who is alive or in existence as of the date of that death will become the Designated Beneficiary:

(1)	Owner or Joint Owners

(2)	primary beneficiary

(3)	contingent beneficiary

(4)	Owner’s estate

If there is more than one Designated Beneficiary, each one will be treated separately with respect to their portion of the Contract.

Distribution When Death Occurs Before the Annuity Commencement Date

If there is one Owner and the Owner dies before the Annuity Commencement Date, the Designated Beneficiary becomes the new Owner. The Designated Beneficiary is entitled to receive the Death Benefit and must take distribution of it as described in the Distribution Rules below.

If there are Joint Owners and one of the Joint Owners dies before the Annuity Commencement Date, the surviving Joint Owner becomes the Owner. Except as provided below, the surviving Joint Owner is entitled to receive the Death Benefit and must take distribution of it as described in the Distribution Rules below.

If the Joint Owners are husband and wife and one of them dies before the Annuity Commencement Date, the surviving Joint Owner/spouse becomes the sole Owner. No Death Benefit is payable and the surviving Joint Owner/spouse must continue this Contract. If the surviving Joint Owner/spouse complies with all of the Scheduled Installment provisions, on the Annuity Commencement Date the surviving Joint Owner/spouse will be entitled to receive the Guaranteed Minimum Income Payment. At the death of the surviving Joint Owner/spouse, this provision providing for continuation of the Contract cannot be used again.

If any Owner is a non-natural person (e.g. a trust or corporation), then on the death of any Annuitant before the Annuity Commencement Date, the Designated Beneficiary becomes the new Owner. The Designated Beneficiary is entitled to receive the Death Benefit and must take distribution of it as described in the Distribution Rules below.

Distribution Rules

This Contract cannot be continued indefinitely. Except as described above in the case of Joint Owners that are husband and wife, after the date of death of any Owner (or any Annuitant if a non-natural person is an Owner):

•	No further Purchase Payments will be accepted.

•	Payments must be made to, or for the benefit of, the Designated Beneficiary under one of the payment choices listed below.

•	If no choice is made by the Designated Beneficiary within 30 days following receipt of due proof of death, we will pay the Death Benefit as a lump sum within the earlier of 5 years of the date of death or 60 days following receipt of due proof of death.

•	If the Designated Beneficiary dies before the entire Death Benefit has been distributed, we will pay in a lump sum payment any value still remaining to the person named by the Designated Beneficiary or, if no person is so named, to the Designated Beneficiary’s estate.

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Payment Choices:

(1)	Receive the Death Benefit in one lump sum payment upon receipt of due proof of death; or
(2)	Apply the Death Benefit to provide an income under Optional Payment Plan 1. The first Income Payment must be made no later than one year after the date of death. The income payment period must not exceed the lifetime of the Designated Beneficiary. The election of this payment choice should be made within 60 days of the date due proof of death is provided. Life expectancy will be determined in accordance with tables issued by the Internal Revenue Service and will be based on the Designated Beneficiary’s unadjusted age.

Under payment choice (1), this Contract will terminate upon payment of the entire Death Benefit. Under payment choice (2), this Contract will terminate when the Death Benefit is applied to the Optional Payment Plan.

Within 30 days of the date of receipt of due proof of death, a non-spousal Joint Annuitant who is also the surviving Owner may use the proceeds from (1) above to purchase a new contract. The new contract will have terms and values substantially similar to this Contract. These terms and values include but are not limited to the Guaranteed Minimum Income Payment, value in each Investment Option, Scheduled Installments, Scheduled Purchase Payments, surrender charges and Annuity Commencement Date. Missed Scheduled Installments will still be due. This option is not available if the Owner is a non-natural person.

When Death Benefit Is Calculated

The Death Benefit is calculated as of the date that we receive due proof of death. If due proof of death is not provided within 90 days of the date of death, the Death Benefit will equal the Contract Value as of the date of receipt of due proof of death. Until we receive complete written settlement instructions from the Designated Beneficiary, values will remain in the Investment Options. The Death Benefit will therefore fluctuate with the performance of the Investment Options.

Distribution Rules When Death Occurs After the Annuity Commencement Date

If any Annuitant dies after Income Payments have begun, payments will be made as stated in the Monthly Income Benefit section. If any Owner or Annuitant dies after Income Payments have begun, payments will be distributed at least as rapidly as under the method of distribution being used as of the date of death. After any remaining income payments have been made the value of the Adjustment Account, if any, is no longer required to be repaid.

GENERAL INFORMATION

Statement of Values

At least once each year, we will send you a Contract statement. The statement will be mailed within 30 days of the statement date.

Calculation of Values

The Surrender Value, Death Benefit and any paid-up annuity in this Contract are not less than the minimum benefits required by New York law. A detailed statement of how we calculate the values in this Contract has been filed with the New York Insurance Department.

The Contract and Its Parts

This Contract is a legal contract. It is the entire Contract between you and us. An agent cannot change this Contract. Any change to the Contract must be in writing and approved by us. Only an authorized officer of the Company can give our approval. READ THIS CONTRACT CAREFULLY.

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All statements in any application are considered representations and not warranties.

This Contract is intended to constitute an annuity within the meaning of the Internal Revenue Code. Its provisions should be interpreted consistently with this intent. We reserve the right to amend this Contract as needed to maintain its status as an annuity under the Internal Revenue Code. If the Contract is amended, we will send you a copy of the amendment complying with the requirements imposed by the Internal Revenue Service (“IRS”).

Evidence of Death, Age, Gender or Survival

We will require proof of death before we act on Contract provisions relating to the death of any person or persons. We may also require proof of the age, gender, or survival of any person or persons before we act on any Contract provision dependent upon age, gender or survival.

Incontestability

We will not contest this Contract except as provided in any attached rider.

Misstatement of Age or Gender

If any Annuitant’s or beneficiary’s age or gender, where appropriate, is misstated, any Contract benefits or proceeds will be redetermined using the correct age and gender. If any overpayment has been made, an adjustment including interest on the amount of the overpayment will be made to the next payment(s). Any underpayment will be credited with interest on the amount of the underpayment and will be paid in full with the next payment. The interest rate used will be 3% per annum, unless otherwise required by law.

Premium Tax

Premium tax rules vary and change from time to time. Some states assess a tax against us on receipt of the Purchase Payment and some states assess a tax on annuitization of proceeds. We reserve the right to deduct any such tax either from your Purchase Payment when received or from proceeds later when paid. Proceeds include benefits from surrender, withdrawal, annuity commencement and death.

The premium tax rate, shown on the Contract data pages, is the rate that was in effect in New York as of the Contract Date.

Nonparticipating

This Contract is nonparticipating. No dividends are payable from our earnings and surplus.

Written Notice

You must send written notice to our Service Center for any Contract changes. Please include the Contract number and the Annuitant(s)’s and Owners(s)’s full name.

We will send all correspondence relating to your Contract to your last known address. You may request an address change form if you move.

OPTIONAL PAYMENT PLANS

Prior to the Annuity Commencement Date, either Death Benefit proceeds or Contract Value proceeds may be paid under one of the following Optional Payment Plans:

•	Plan 1; and

•	Plan 2;

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If an Optional Payment Plan is chosen, the proceeds less any premium tax will be applied to calculate the Income Payment. During the Annuitant(s)’s life you may choose a plan. If a plan has not been chosen at the death of the Annuitant, the Designated Beneficiary may choose a plan.

There are several important Optional Payment Plan rules:

•	Our consent must be obtained prior to selecting an Optional Payment Plan if any Payee is not a natural person.

•	Payment made under an Optional Payment Plan at the death of any Owner (or any Annuitant, if any Owner is a non-natural person) must conform to the rules in the Death Benefit Provisions section.

•	If you change a Designated Beneficiary, your plan selection will remain in effect unless you make a new selection.

•	Any choice or change of a plan must be sent in writing to our Service Center.

•	The amount of each payment under a plan must be at least $20.

•	Income Payments will begin on the date we receive due proof of any Annuitant’s or Owner’s death or a surrender.

•	Payments under the Interest Income plan will begin at the end of the first period after the date proceeds are otherwise payable.

•	No changes are allowed after Income Payments begin.

Fixed Income Options

Optional Payment Plans 1 and 2 are available as fixed income options. Proceeds applied to a fixed income option will be transferred to our General Account. Payments made will equal or exceed those required by New York. Payments will not be less than those that would be provided to a single premium immediate annuity applicant of the same class issued when such payments begin. Payments will be based on the greater of the Surrender Value or 95% of what the Surrender Value would be if there were no surrender charges. The age used to determine the payment may be subject to an adjustment as shown in the Maximum Age Adjustment table in the Monthly Income Benefit section.

Variable Income Options

Optional Payment Plans 1 and 2 are available as variable income options. Proceeds applied to a variable income option will be transferred to the Subaccount. This means that Income Payments, after the first, will reflect the investment experience of the Subaccount. No minimum amount is guaranteed. Payments under a variable income option will not be less than those that would be provided to an applicant of the same class under the corresponding option for a single premium variable immediate annuity issued when such benefits begin. Payments will be based on the greater of the Surrender Value or 95% of what the Surrender Value would be if there were no surrender charges. Once variable Income Payments have commenced, neither expenses actually incurred, other than taxes on the investment return, nor mortality actually experienced will adversely affect the dollar amount of variable Income Payments.

Determination of the Amount of the First Payment:    The tables for Optional Payment Plans 1 and 2 are used to determine the first Income Payment. They show, for various plans, ages and genders, the annual payment that can be purchased with $1,000 of proceeds. The first payment is equal to (a) times (b) divided by (c), where:

(a)	is the Death Benefit or Surrender Value less any premium taxes;

(b)	is the annual payment from the table for the chosen plan and appropriate age(s) and gender(s) of the Payee(s). The age used to determine the payment may be subject to an adjustment as shown in the Maximum Age Adjustment table in the Monthly Income Benefit section; and

(c)	is $1000.

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Variable income options, with an Assumed Interest Rate of 3.5%, have the same initial annual payment rate per $1000 as the fixed income options shown in the Plan 1 and Plan 2 Tables. The annual payment rate is based on the Annuity 2000 Mortality Table, using an age last birthday basis, with 3.5% interest. Other plans may be available upon request.

Payments are made annually.

Determination of the Amount of Subsequent Payments:    Subsequent payments are determined by means of Annuity Units. The number of Annuity Units is determined by dividing the dollar amount of the first annual Income Payment by the Annuity Unit value on the date that the payments are scheduled to begin. The number of Annuity Units under a Contract remains fixed.

Each subsequent payment is equal to the number of Annuity Units times the Annuity Unit value the anniversary of the date that payments began. The amount may be greater or less than the initial payment.

We guarantee that each subsequent payment will not be affected by variations in mortality experience from the mortality assumptions on which the first payment is based.

Optional Payment Plans:

Plan 1. Life Income with Period Certain.    We will make annual payments for a guaranteed minimum period. If the Annuitant/Payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15 or 20 years. Payments are determined according to the table in the Monthly Income Benefit section. Guaranteed amounts payable under this plan are determined assuming an interest rate of 3.5% compounded yearly. We may increase the interest rate and the amount of any payment.

Plan 2. Joint Life and Survivor Income.    We will make annual payments to two Payees for a guaranteed minimum of 10 years. Each Annuitant/Payee must be at least 35 years old when payments begin. Payments are determined according to the table in the Monthly Income Benefit section. The amounts payable under this plan are determined assuming an interest rate of 3.5% compounded yearly. We may increase the interest rate and the amount of any payment. Payments will continue as long as either Annuitant/Payee is living.

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SCHEDULED PURCHASE PAYMENT VARIABLE

DEFERRED ANNUITY CONTRACT

•	Income Payments begin at Annuity Commencement Date
•	Non-Participating
•	Some benefits reflect investment results

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK